VIA COURIER

Rufus Decker, Accounting Branch Chief	December 22, 2017
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, DC 20549
United States

Dear Sir,

Re:	SSR Mining Inc.
Form 40-F for fiscal year ended December 31, 2016
Filed March 23, 2017
File No. 001-35455

SSR Mining Inc. (formerly Silver Standard Resources Inc.) (the “Company”) hereby acknowledges receipt of the comment letter dated December 11, 2017 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2016 and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Consolidated Financial Statements for the fiscal year ended December 31, 2016

Note 2(i)(ii) Exploration and evaluation expenditures, page 16

1.	Please clarify whether your capitalized exploration and evaluation expenditures are accounted for as assets under IFRS 6 or IAS 16.

Response: We notify the Staff that the Company’s capitalized exploration and evaluation expenditures are accounted for under IFRS 6.

Note 2(i)(iii) Development expenditures, page 16

2.
You disclose that capitalized exploration and evaluation assets are not reclassified to mineral properties until approval has been obtained to commence development and construction of the mine. Please explain what approvals are obtained, and from whom, pursuant to your determination to reclassify these assets.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Response: We notify the Staff that expenditures are reclassified from an exploration and evaluation asset to a mineral property when the project is considered to be technically feasible and economically viable in accordance with IFRS 6 paragraph 17. It is a management judgment as to whether the project has met the requirements of technical feasibility and economic viability as per IFRS 6, and as part of the Company’s internal governance procedures this judgement is confirmed by the approval by the Company’s Board of Directors to commence development and construction of the mine, at which point reclassification occurs.

If you have any further questions or additional comments concerning the foregoing, please contact me at (604) 689-3846.

Sincerely,

Signed “Greg Martin”

Greg Martin
Senior Vice President and Chief Financial Officer

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